SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



                     October 30, 2002 File Number: 0-31384



                         BELL CANADA INTERNATIONAL INC.
                 (Translation of Registrant's name into English)


1000, rue de La Gauchetiere Ouest, Bureau 1100, Montreal, Quebec H3B 4Y8,
                                 (514) 397-2384
                     (Address of principal executive office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


          Form 20-F ________                          Form 40-F ____X_____


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


          Yes ________                                No  ___X____



If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.




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

FOR IMMEDIATE RELEASE



                       BCI ANNOUNCES Third QUARTER RESULTS

As a result of the adoption on July 17, 2002 of the Plan of Arrangement, and the completion of the sale of Bell Canada International Inc.'s ("BCI") interest in Telecom Americas Ltd. ("Telecom Americas") on July 24, 2002, BCI's consolidated statements of earnings and cash flows for the third quarter of 2002 reflect only the activities of BCI as a holding company. Axtel S.A de C.V. ("Axtel") and Canbras Communications Corp. ("Canbras") are recorded under Investments on the balance sheet at the lower of carrying value and estimated net realizable value and their operating results are not reflected on BCI's consolidated statements of earnings.

Third Quarter Results

Cash on hand during the third quarter increased by $99.6 million reflecting the cash proceeds received to date from the sale of BCI's interest in Telecom Americas of $300.8 million, offset by the repayment of BCI's bank facility in the amount of $174.1 million and corporate interest and overhead expenses.

BCI's balance sheet as at September 30, 2002 includes cash of $153.5 million. Current assets also include a note receivable, at an estimated net realizable value of $269.6 million, representing the remaining proceeds to be received on March 1, 2003 from the payment of the balance due under the America Movil S.A. de C.V. note (the "America Movil Note"). BCI's interests in Axtel and Canbras are recorded on the balance sheet at $96.6 million. Total liabilities include BCI's 11% senior unsecured notes due September 2004 in the amount of $160 million and accrued liabilities of $29.0 million.

Net earnings for the third quarter were $2.2 million, or $0.06 per share, reflecting foreign exchange gains on the America Movil Note received as partial payment for BCI's interest in Telecom Americas, partially offset by corporate overhead and interest expenses and a loss from the early monetization on September 26, 2002 of US$50 million of the America Movil Note.

Cash outlays from October 1, 2002 to March 1, 2003 are estimated at approximately $15 million to $20 million including accounts payable, accrued liabilities, net interest and overhead costs. On March 1, 2003, BCI expects to receive the balance of US$170 million due under the America Movil Note. For the last 10 months of 2003, BCI estimates cash outlays (including accounts payable, accrued liabilities, net interest and overhead costs) at approximately $35 million. The foregoing estimates exclude any amounts that may be required to settle contingent liabilities such as law suits, the Vesper guarantees and the Comcel voice over IP claim.

Update on Assets Held for Disposition

Pursuant to the court approved Plan of Arrangement, BCI is actively seeking to dispose of its remaining assets, Canbras and Axtel. The following is a summary of the third quarter financial and operational results of both companies.

|X| Canbras' revenues reached $14.8 million in the quarter, up $1.2 million over the third quarter of 2001 driven primarily by cable and internet access subscriber growth partially offset by a devaluation of 20% in the Brazilian real compared to the Canadian dollar. EBITDA was $3.7 million, up $3.2 million over the same quarter last year, primarily due to a reduction in operating expenses driven by the devaluation in the Brazilian real and higher revenues. Debt at the end of the period was $35 million. As existing cash and cash generated from operations are not expected to be sufficient to meet current liabilities over the next 12 months, Canbras is pursing refinancing alternatives as well as new sources of financing. There can be no assurance that such refinancing alternatives or any new financing can be arranged on acceptable terms or at all.

|X| Axtel's revenues were $95.8 million for the quarter, an increase of $1.9 million over the third quarter of 2001 driven by higher revenue per subscriber. EBITDA reached $26.9 million, up $16.6 million over the same quarter last year due primarily to reduced general and administrative expenses. Debt at the end of the period was $839 million. Axtel is pursing refinancing alternatives as well as new sources of financing. For example, Axtel is currently in discussions with its major supplier with respect to the terms of its supply and financing contracts. There can be no assurance that such refinancing or any new financing can be arranged on acceptable terms or at all.


Plan of Arrangement Update

o The court-appointed monitor Ernst & Young Inc. ("E&Y") is in discussions with BCI and BCI's stakeholders in order to formulate a recommendation to the court on the process of identifying and determining claims against BCI. A final recommendation is expected to be approved before year end 2002.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its stakeholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:

Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca


------------------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Earnings (Unaudited)
(In thousands of Canadian dollars, except per share amounts)

                                                              Three months ended                      Nine months ended
                                                                September 30,                           September 30,
                                                    ---------------------------------------  ------------------------------------
                                                          2002                 2001               2002                2001
                                                    -----------------    ------------------  ----------------   -----------------
                                                                         Restated (Note 2)                       Restated (Note
                                                                                                                       2)

Revenues                                            $            -          $     92,501        $   231,639     $   238,069

Cost of sales                                                    -                44,195            101,472         111,465
Selling, general and administrative expenses                 5,608                33,562             74,967          93,079
Depreciation and amortization                                   57                50,919             72,843         132,482
                                                    -----------------    ------------------  ----------------   -----------------

Operating loss from continuing operations                   (5,665)              (36,175)           (17,643)        (98,957)

Foreign exchange gain (loss)                                16,496              (103,038)           (62,690)       (183,338)
Interest expense                                            (5,580)              (68,160)          (117,278)       (136,287)
Loss on investments                                         (4,036)             (106,229)          (340,599)       (159,288)
Other                                                          991                 9,161                460          23,682
                                                    -----------------    ------------------  ----------------   -----------------
Earnings (loss) from continuing operations                                      (537,750)          (554,188)       (141,906)
before non-controlling interest
2,206                      (304,441)

Non-controlling interest                                         -                21,332              5,274          33,288
                                                    -----------------    ------------------  ----------------   -----------------
Net earnings (loss) from continuing operations               2,206              (283,109)          (532,476)       (520,900)
Discontinued operations  (Note 6)                                -               (61,924)           643,622         236,765
                                                    -----------------    ------------------  ----------------   -----------------
Net earnings (loss)                                          2,206              (345,033)           111,146        (284,135)
Interest on convertible debentures                               -                (7,059)            (3,233)        (21,040)
                                                                         ------------------
                                                    -----------------                        ----------------   -----------------
Net earnings (loss) applicable to common shares         $    2,206           $  (352,092)       $               $   (305,175)
                                                                                                   107,913
                                                                                                                =================
                                                    =================    ==================  ================
Earnings (loss) per common share - basic               $      0.06             $               $                $     (463.09)
    and diluted (Note
7)                                                                        (534.28)               3.22
                                                    =================    ==================  ================   =================


Consolidated Statements of Deficit (Unaudited)
(In thousands of Canadian dollars)


                                                                      Three months ended                     Nine months ended
                                                                        September 30,                          September 30,
                                                             -------------------------------------  --------------------------------
                                                                  2002                 2001               2002               2001
                                                             ----------------     ----------------  -----------------  -------------
                                                                                  Restated (Note                      Restated (Note
                                                                                        2)                                    2)

Deficit, beginning of period, as previously reported          $ (1,618,713)         $   (602,481)     $  (870,241)      $ (506,669)
Cumulative effect on prior years of change in accounting
policy for foreign currency translation (Note 1)                          -                    -         (112,748)        (142,729)
                                                             ----------------     ----------------  -----------------  -------------

Deficit, beginning of period, as restated                        (1,618,713)            (602,481)        (982,989)        (649,398)
Transitional goodwill impairment  (Note 2)                                -                    -         (732,431)               -
Net earnings (loss)                                                   2,206             (345,033)         111,146         (284,135)
Interest on convertible debentures                                        -               (7,059)          (3,233)         (21,040)
Share issue costs                                                         -                    -           (9,000)               -
                                                             ----------------     ----------------  -----------------  -------------
Deficit, end of period                                        $  (1,616,507)        $   (954,573)     $(1,616,507)       $(954,573)
                                                             ================     ================  =================  =============

Consolidated Balance Sheets
(In thousands of Canadian dollars)
                                                                     September 30,                 December 31,
                                                                         2002                          2001
                                                                ------------------------       ----------------------

                                                                                                      Restated
                                                                                                      (Note 2)
Current assets
Cash and cash equivalents                                                        $153,497                 $  378,204

Notes receivable (Note 3)                                                         269,586                     42,361
Accounts receivable                                                                   493                    162,578
Inventory                                                                               -                     65,192
Prepaid expenses and other current assets                                           1,801                     28,522
                                                                   -----------------------       ---------------------
                                                                                  425,377                    676,857

Investments  (Note 3)                                                              96,627                          -
Fixed assets, net                                                                    255
                                                                                                           1,185,460
Licenses, net                                                                           -                  1,246,233
Deferred charges                                                                    1,771                     87,863
Goodwill                                                                                -                  1,449,129
Other assets                                                                            -                    109,241
                                                                   -----------------------       ---------------------
                                                                                $ 524,030               $  4,754,783

                                                                   =======================       =====================

Current liabilities
Short-term loan facilities  (Note 5)                                            $       -               $    931,728
Notes payable                                                                           -                    145,510
Accounts payable and accrued liabilities                                           28,977                    381,228
Long-term debt due within one year                                                      -                    661,953
                                                                   -----------------------       ---------------------
                                                                                   28,977
                                                                                                           2,120,419

Long-term debt                                                                    160,000
                                                                                                           1,539,300
Other long-term liabilities                                                             -                     84,640
Deferred income                                                                         -                    493,776
Future income taxes  (Note 6)                                                           -                     79,733
                                                                   -----------------------       ---------------------
                                                                                  188,977
                                                                                                           4,317,868
                                                                   -----------------------       ---------------------
Non-controlling interest                                                                -                     98,397
                                                                   -----------------------       ---------------------

Commitments and contingencies (Note 8)

Shareholders' equity
Convertible debentures                                                                  -                    436,826
Put option                                                                              -                    174,288
Stated capital  (Note 7)                                                           10,000                    846,101
Contributed surplus  (Note 7)                                                   1,941,560                          -
                                                                                       -
Deficit                                                                        (1,616,507)
                                                                                                            (982,989)
Foreign currency translation adjustment                                                 -
                                                                                                            (135,708)
                                                                   -----------------------       ---------------------
                                                                                  335,053                    338,518
                                                                   -----------------------       ---------------------
                                                                               $  524,030                $ 4,754,783
                                                                   =======================       =====================


Consolidated Statements of Cash Flows  (Unaudited)
(In thousands of Canadian dollars)

                                                                       Three months ended                   Nine months ended
                                                                         September 30,                        September 30,
                                                                  -----------------------------       -----------------------------
                                                                          2002            2001                 2002            2001
                                                                  -------------   -------------       --------------  -------------
                                                                                    Restated                            Restated
                                                                                    (Note 2)                            (Note 2)
Operations
Net earnings (loss) from continuing operations                       $   2,206     $  (283,109)         $ (532,476)    $  (520,900)
Items not affecting cash
   Loss on investments                                                   4,036         106,229             340,599         159,288
   Depreciation and amortization                                            57          50,919              72,843         132,482
   Non-controlling interest                                                  -         (21,332)             (5,274)        (33,288)
   (Gains) losses on foreign exchange                                  (16,496)         71,631              65,912         148,832
   Accreted interest on long-term debt                                       -          14,908              31,615          31,649
   Amortization of discount on notes                                         -           4,663               7,039           9,594
Changes in working capital items                                       (16,967)         75,994             (50,265)         65,094
                                                                  -------------   -------------       --------------  --------------
Cash (used for) provided by continuing operations                      (27,164)         19,903             (70,007)         (7,249)
                                                                  -------------   -------------       --------------  --------------

Investing activities
Notes receivable                                                        74,658        (152,101)            110,071         411,295
Capital expenditures                                                         -          (6,429)            (41,189)        (28,902)
Other long-term assets                                                       -          (1,914)             (2,440)         22,230
Proceeds from sale of investment in Telecom Americas Ltd.              226,187               -             226,187               -
Proceeds from sale of temporary investments                                  -               -                   -         211,718
Reduction in cash and cash equivalents due to
deconsolidation of Telecom Americas Ltd.                                     -               -            (488,867)              -
Acquisition of subsidiaries and joint venture investees
(net of cash)                                                                -        (247,757)            (20,869)       (625,282)
                                                                                  -------------       --------------  --------------
                                                                  -------------
Cash provided by (used for) continuing investing activities            300,845        (408,201)           (217,107)         (8,941)
                                                                  -------------   -------------       --------------  --------------

Financing activities
Short-term loan facilities                                            (174,068)        464,049            (348,503)        311,328
Increase (decrease) in notes payable                                         -        (130,207)            121,351        (518,969)
Addition of long-term debt                                                   -           8,478             177,452          50,517
Reduction of long-term debt                                                  -         (57,181)           (220,887)       (203,570)
Issuance of common shares                                                    -               -             440,242             565
Share issue costs                                                            -               -              (9,000)              -
Interest paid on convertible debentures                                      -          (8,434)            (40,060)        (16,872)
Other long-term liabilities                                                  -           3,277               6,516          14,787
Amounts distributed to non-controlling interests                             -               -                   -         (13,134)
                                                                                                      --------------  --------------
                                                                  -------------   -------------
Cash provided by (used for) continuing financing                      (174,068)        279,982             127,111        (375,348)
activities

                                                                  -------------   -------------       --------------  --------------

Foreign exchange loss on cash held in foreign currencies                     -          (1,966)            (27,567)         (8,642)
                                                                  -------------   -------------       --------------  --------------

Cash provided by (used for) discontinued operations (Note
6)                                                                           -         (49,556)            (37,137)        469,583
                                                                  -------------   -------------       --------------  --------------

Net increase (decrease) in cash and cash equivalents                    99,613        (159,838)           (224,707)         69,403
Cash and cash equivalents, beginning of period                          53,884         352,921              378,204        123,680
                                                                  -------------   -------------       --------------  --------------
Cash and cash equivalents, end of period                            $  153,497     $   193,083         $   153,497     $   193,083
                                                                  =============   =============       ==============  ==============
See Note 9 for supplementary cash flow information

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.       Basis of Presentation
         The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 as set out on pages 14 to 48 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2001 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). The interim consolidated financial statements should also be read in conjunction with the Corporation's Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Circular") dated June 10, 2002.

         Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2001 Annual Report and the Circular.

PLAN OF ARRANGEMENT

         On July 12, 2002 the Shareholders and Noteholders of BCI approved a Plan of Arrangement under the CBCA. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

o Performance by BCI of all its obligations pursuant to the Share Purchase Agreement to effect the Telecom Americas Disposition (see
         Note 3);
o A Share Consolidation such that following the consolidation, BCI would have 40 million shares outstanding; o With the assistance of an appointed Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, proceed to the liquidation of BCI and the final distribution to BCI's stakeholders with the assistance of the Monitor and the approval of the Court; and
o Following the liquidation of BCI and the final distribution to BCI's stakeholders, the dissolution of BCI.

         BASIS OF PRESENTATION

         As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to BCI stakeholders. The consolidated balance sheet at September 30, 2002 also reflects BCI's 75.6% interest in Canbras and its 27.7% interest in Axtel as long-term investments recorded at the lower of carrying value and net realizable value. Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

1.       Basis of Presentation  (cont'd)

         BCI RECAPITALIZATION

         On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan to enable the Corporation to meet its then short-term funding obligations and avoid immediate demands for repayment of other indebtedness. The Recapitalization Plan included the following:

o A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million;
o Settlement of obligations totaling approximately, $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE
         Inc. ("BCE") pursuant to a convertible loan;
o The intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note
         6); and
o The amendment and restatement of BCI's existing credit facility (the "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003 (see
         Note 5).

         Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the Credit Facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Americas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess acquisition (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

2.       Significant accounting policies

         In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements except as described in Note 1 and as noted below. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2002 and 2001, respectively.

         For a description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2001.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments is subject to significant measurement uncertainly. (see
         Note 4).

         NEW ACCOUNTING POLICIES AND RESTATEMENTS
         Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA"):

         Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

2.       Significant accounting policies (cont'd)

         restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $112,748,000, deferred charges decreased by $112,071,000, non-controlling interest decreased by $677,000 and net earnings for the three and nine months ended September 30, 2001 increased by $39,290,000 and decreased by $6,452,000 respectively.

         Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test. The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with the transitional provisions of Section 3062, $732,431,000 was charged to opening deficit.

         For the three and nine months ended September 30, 2001, goodwill amortization amounted to $19,094,000 and $51,811,000, respectively. In accordance with the provisions of Section 3062, prior period net earnings have not been restated to reflect the non-amortization of goodwill.

         Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments": These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

         The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corpora- tion's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

3.       Investments
         Investments are comprised of the Corporation's investments in Axtel and Canbras.

         As at June 30, 2002 the Corporation recorded a $339,327,000 write-down of its investment in Telecom Americas to net realizable value. On July 24, 2002, the Corporation completed the sale of its interest in Telecom Americas (see below).

         The Corporation's investments in Axtel and Canbras are recorded at the lower of carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000, included in discontinued operations.
         (see Note 6)

         The Corporation's ability to realize the estimated net realizable value of each of its investments remains dependent on many factors outside of management's control, such as economic and political conditions.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments  (cont'd)
         TELECOM AMERICAS' DISPOSITION

         BCI's interest in Telecom Americas was effectively reduced to 34.2% on June 3, 2002, upon the contribution of equity to Telecom Americas by America Movil. As a result, BCI ceased to jointly control Telecom Americas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Americas using the proportionate consolidation method and accounted for the investment at the lower of the equity carrying value and net realizable value.

         Pursuant to a Share Purchase Agreement announced on June 3, 2002, BCI completed the sale of its investment in Telecom Americas on July 24, 2002 to America Movil, for approximately US$366 million and realized no gain or loss.

         The principal terms of the Telecom Americas Disposition were as follows:

o On the Closing Date, July 24, 2002, America Movil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by America Movil and its principal operating subsidiary, Radio-movil Dipsa, S.A. de C.V. (Telcel); and
o Release of BCI, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.

         On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the US dollar denominated AMX Note. The FX Option will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

         On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Net proceeds to the Corporation were US$47.4 million, resulting in a loss of approximately US$2.6 million (CDN$4.0 million). In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in results of operations.

         INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

         During the nine months ended September 30, 2002, the Corporation indirectly acquired or increased its effective economic interest in certain companies and divested others. Each acquisition was accounted for using the purchase method.

a) On February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Americas with its partners America Movil and SBC International, Inc. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil with reduced consolidated indebtedness.

              The Reorganization included the following transactions:

o Telecom Americas transferred its 77.1% indirect interest in Comcel to America Movil;
o America Movil transferred cash of US$80,000,000 and transferred its 41% indirect interest in ATL to Telecom Americas; o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI; o Telecom Americas distributed its 59.1% interest in Genesis equally to BCI and America Movil; and o Telecom Americas distributed its 60% indirect interest in Techtel to America Movil

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements  (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

3.       Investments   (cont'd)


a) As a result of the Reorganization, BCI recorded a net gain of $683,460,000 (see note 6), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

b) On March 6, 2002, Telecom Americas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

c) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Americas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000
              (US$56,418,000) resulting in additional goodwill of $9,122,000.

d) On April 19, 2002, Telecom Americas completed a transaction whereby a private investor purchased US$300 million of non-redeemable convertible preferred shares of Telecom Americas. The proceeds were used to repay debt.

4.       Measurement Uncertainty

         The investments in Canbras and Axtel are recorded at the lower of carrying value and net realizable value. Management's best estimate of the net realizable value of the investments is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil and Mexico; the recent devaluation of the Brazilian real relative to the Canadian dollar; ongoing discussions by Axtel with its major supplier with respect to supply and financing contracts; and whether, if requested, BCI makes further incremental investments in either or both these companies.

5.       Credit Facility

         Prior to entering into the Share Purchase Agreement relating to the Telecom Americas Disposition, BCI sought and obtained the Lenders' Consent, which was required pursuant to the terms of the Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI would repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date of the Telecom Americas Disposition. On July 24, 2002, the Corporation repaid all the outstanding indebtedness under the Amended and Restated Credit Facility, which was then permanently cancelled.

6.       Discontinued operations

         Spanish Americas Mobile, Spanish Americas Broadband and Brazil
         Broadband

         Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization (see Note 3a). Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed in accordance with the Reorganization.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

6.       Discontinued operations  (cont'd)

         Asia Mobile

         On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

         Latin America CLEC

         Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America
         CLEC business segment which was comprised at the time of Axtel as well as Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers"). On September 30, 2001, the Corporation wrote-off its investment in the Vespers.


         Net earnings (loss) from discontinued operations are as follows:
                                                                       Three months ended                Nine months ended
                                                                          September 30,                    September 30,
                                                                 --------------------------------   -----------------------------
                                                                     2002              2001             2002            2001
                                                                 -------------    ---------------   -------------   -------------
         Revenues applicable to discontinued operations,                          $      56,172
           excluded from consolidated revenues                   $                                  $                $   215,144
                                                                           -                                  -
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net operating earnings (loss) from discontinued                   -            16,009
           operations, net of tax:                                                                            -         (204,548)
         Gain on sale of investment in KG Telecom, (net of
           applicable income taxes of $44,522,000)                         -                 -                -          502,140
         Amortization of deferred gain                                     -             8,553                -           25,659
         Write-off of Vespers                                              -           (86,486)               -          (86,486)
         Net gain on Reorganization (Note 3)                               -                 -          683,460                -
         Loss on write-down of investments (Note 3)                        -                 -         (108,601)               -
         Loss on write-off of put option (Note 7)                          -                 -          (15,898)               -
         Reversal of future income tax liabilities  (a)                    -                 -           79,733                -
         Other                                                             -                 -            4,928                -
         ----------------------------------------------------    -------------    ---------------   -------------   -------------
         Net earnings (loss) from discontinued operations                  -      $    (61,924)      $  643,622     $    236,765
         ----------------------------------------------------    -------------    ---------------   -------------   -------------

         (a) In light of recent financial developments, management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies which have since been treated as discontinued operations.

        Amounts related to the discontinued operations included in the consolidated balance sheet as at December 31, 2001 are as follows:

         Current assets                                      $    133,774
         Fixed assets, net                                         524,709
         Licenses, net                                             230,060
         Goodwill                                                  175,987
         Other assets                                              137,729
         ---------------------------------------------       ---------------
         Total assets                                        $ 1,202,259

         Current liabilities                                       293,455
         Long-term debt                                            579,421
         Deferred income                                           423,497
         ---------------------------------------------       ---------------
         Total liabilities                                      1,296,373

         ---------------------------------------------       ---------------
         Non-Controlling interest                                   48,714
         ---------------------------------------------       ---------------
         ---------------------------------------------       ---------------
         Net assets (liabilities)                            $   (142,828)
         ---------------------------------------------       ---------------

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)


         Cash flows from discontinued operations are as follows:
                                                                      Three months ended                 Nine months ended
                                                                         September 30,                     September 30,
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

         Operating activities                                             -        $    39,354      $                $  (339,685)
                                                                                                           7,357
         Investing activities                                             -           (161,462)          (61,567)        535,234
         Financing activities                                             -             71,931            18,062         275,930
         Foreign exchange gain (loss) on cash held in
         foreign currencies                                               -                621              (989)         (1,896)
         ----------------------------------------------------    -------------    -------------     -------------   -------------
         Cash flows (used for) from discontinued operations                                         $
                                                                        $ -         $  (49,556)          (37,137)    $   469,583
         ----------------------------------------------------    -------------    -------------     -------------   -------------

7.       Stated capital
         A) CHANGES IN COMMON SHARES, FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 ARE AS FOLLOWS:

         On July 12, 2002, the Shareholder and Noteholders of BCI approved the Plan of Arrangement which included, among other things, a share consolidation such that following the consolidation, BCI would have 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.


                                                                             Number of                 Stated
                                                                               shares                  capital
                                                                          -----------------       ------------------

                 Balance, December 31, 2001                                        658,897          $   846,101
                    Issuance of shares - Rights offering                        24,922,166               440,242
                    Issuance of shares - Convertible debentures                 12,156,291               400,000
                    Issuance of shares - BCE Convertible loan                    2,262,646                78,371
                    Transfer to contributed surplus                                      -           (1,754,714)
                                                                          -----------------       ------------------
                 Balance, September 30, 2002                                    40,000,000          $     10,000
                                                                          =================       ==================


         In connection with the Plan of Arrangement, on July 12, 2002, the Shareholder approved a resolution with respect to the reduction of the stated capital of the Corporation to $10,000,000 and transfer of the amount withdrawn from stated capital to contributed surplus.

         On January 11, 2002, BCI closed a Rights Offering of units for cash proceeds of $440,241,800. Each unit, priced at $11,993.28 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

         On February 15, 2002, 24,922,166 common shares were issued upon the automatic exercise of the principal warrants at a price of $17.66 per share.

         Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to unrelated financial investors (affiliates of American International Group, Inc. "AIG") in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated capital (cont'd)

         On July 12, 2002, the Corporation received notice that American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") had sold their indirect interest in Comcel to a wholly owned subsidiary of America Movil. Accordingly, the Holders' right to put this interest in Comcel to BCI pursuant to a December 10, 1998 Put Option Agreement was terminated pursuant to its terms. As a result, no BCI common shares will be issued to the Holders, and the secondary warrants automatically expired. Furthermore, the deferred asset recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option was written off during the second quarter and is included in net earnings from discontinued operations.

         In addition, the accreted value of the Put Option was reclassified to contributed surplus on June 30, 2002.


         As part of the Recapitalization Plan, the Corporation, on February 15, 2002, settled certain short-term obligations totaling $478 million through the issuance of common shares, as follows:

o 12,156,291 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $32.90 per share; and

o 2,262,646 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $34.64 per share.

         B)   STOCK OPTIONS

              At September 30, 2002, 10,208 stock options were outstanding of which 6,725 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation.

C)       EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

              The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the Share Consolidation described in Note 1, took place as of January 1, 2002:


                                                                      Three months ended                 Nine months ended
                                                                        September 30,                      September 30,
                                                                         2002            2001               2002            2001
                                                                 -------------   -------------      -------------  --------------
              Numerator:
              Net earnings (loss) from continuing operations        $   2,206       $(283,109)        $ (532,476)   $  (520,900)
              Interest on convertible debentures                            -          (7,059)            (3,233)       (21,040)
                                                                 -------------   -------------      -------------  --------------
              Net earnings (loss) from continuing operations
              applicable to common shares - basic and diluted       $   2,206       $(290,168)        $ (535,709)     $(541,940)
                                                                 -------------   -------------      -------------  --------------
                       Denominator :
              Weighted-average number of shares - basic and
              diluted                                                  40,000             659             33,515            659
                                                                 -------------   -------------      -------------  --------------
              Basic and diluted earnings (loss) per share from        $                              $
              continuing operations                                                 $                               $ (822.37)
                                                                 0.06            (440.32)           (15.98)
                                                                 =============   =============      =============  ==============


              The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

7.       Stated Capital (cont'd)

D)       EARNINGS (LOSS) PER SHARE

              The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:


                                                                     Three months ended                  Nine months ended
                                                                        September 30,                      September 30,
                                                                         2002            2001               2002            2001
                                                                --------------   -------------      -------------  --------------
             Numerator:
             Net earnings (loss)                                  $    2,206        $(345,033)         $ 111,146    $ (284,135)
             Interest on convertible debentures                            -           (7,059)            (3,233)      (21,040)
                                                                --------------   -------------      -------------  --------------
             Net earnings (loss) applicable to common
             shares - basic and diluted                           $    2,206         (352,092)         $ 107,913      (305,175)
                                                                --------------   -------------      -------------  --------------
                      Denominator :
             Weighted-average number of common
             shares - basic and diluted                               40,000             659              33,515            659
                                                                ==============   =============      =============  ==============
                      Basic and diluted earnings (loss) per        $               $                   $             $ (463.09)
             share                                              0.06             (534.28)           3.22
                                                                ==============   =============      =============  ==============

             Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.


8.       Commitments and contingencies

         As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements with certain Brazilian banks to guarantee approximately US$32,300,000 of Vesper debt (the "Vesper Guarantees"). Twenty five percent of the debt guaranteed is due in the second quarter of 2004 and the remaining seventy five percent is due in the second quarter of 2005. The amount of the Vesper Guarantees will be reduced proportionately in the event there is a reduction in the principal amount being guaranteed.

                  The Vesper Guarantees can be exercised if:
         a) The Vespers default in the repayment of the principal amount of the loans at maturity or upon early acceleration; or b) In the event BCI is dissolved or liquidated.

                  The Plan of Arrangement ultimately will result in the liquidation and dissolution of BCI. Accordingly, the Vesper Guarantees may become payable not only if the Vespers default on their payment obligation, but also if the liquidation or dissolution of BCI occurs before the Vespers discharge their payment obligations. To the extent that BCI pays the Vesper Guarantees, it will become a creditor of the Vespers. The Corporation has not accrued any amount with respect to this contingency.

         b) On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice (the "Court") by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and BMO Nesbitt Burns Inc. up to an amount of $250,000,000 plus punitive damages and other amounts totalling $35,000,000 in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan.

--------------------------------------------------------------------------------
Notes to the Consolidated Financial Statements (unaudited)
--------------------------------------------------------------------------------
(All tabular amounts are in thousands of Canadian dollars, except share and per share information)

8.       Commitments and contingencies

                  BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

         c) On September 27, 2002 a lawsuit was filed with the Court by Mr. Wilfred Shaw, a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement .

                  BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

         d) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. While Comcel's Colombian counsel believes the damage allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defence.

                  BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

         e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's convertible unsecured subordinated debentures, has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

                  BCI is of the view that the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

                  The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation. As of October 31, 2002, CDP had not commenced legal proceedings.


9.       Supplementary cash flow information

                                                                      Three months ended                 Nine months ended
                                                                         September 30                       September 30
                                                                 ------------------------------     -----------------------------
                                                                         2002             2001              2002            2001
                                                                 -------------    -------------     -------------   -------------

                  Interest paid                                       $ 9,319          $39,450      $ 100,526           $ 65,676
                  Income taxes paid                                    $    -          $            $                     $    -
                                                                                       -            -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BELL CANADA INTERNATIONAL INC.


Date: October 30, 2002           [Signed:  Graham E. Bagnall]
                                           -------------------------------------
                                     Name: Graham E. Bagnall
                                     Title: Vice-President and Comptroller